July 14, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:    Managed Portfolio Series (the “Trust”)
    File Nos.: 333-172080 and 811-22525
V-Shares US Leadership Diversity ETF (S000074719)
V-Shares MSCI World ESG Materiality and Carbon Transition ETF (S000076256)

Dear Ms. Rossotto:

This correspondence responds to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 7, 2023, with respect to the Trust’s Preliminary Proxy Statement (the “Proxy”) filed on June 28, 2023 (SEC Accession No. 0000894189-23-004490). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy.

1.The Staff notes that as part of the change of control the sub-adviser is consolidating all its services under one corporate entity. In the following locations (1) the shareholder letter, (2) the response to the question “Why am I being asked to approve the Proposal?” in the FAQs, and (3) in paragraph four of the “Background” section of the proxy statement please add additional disclosure, in plain English, regarding the entity that will be serving as sub-adviser if shareholders were to approve the proposal. Please include in the disclosure a summary of the key details a shareholder would need in order to make an informed vote.

The requested disclosure has been made, by adding the following language:

Vident Investment Advisory, LLC, the current Sub-Adviser, will be consolidating its operations into one entity, VA. VA will then be acquired by an entity controlled by Casey Crawford. Mr. Crawford is the co-founder and Chief Executive Officer of Movement Mortgage. He is also the chairman of Movement Bank and founder and chairman of Movement Schools and Movement Foundation. Mr. Crawford is a former NFL player and Super Bowl champion, and he has been recognized globally for his transformative leadership capabilities. Importantly, approval of the proposal is not expected to impact shareholders as the fees, investment objectives, portfolio managers, and investment policies will not change as a result of the change of control.

2.In the shareholder letter please explain in plain English how the transaction will impact shareholders. Specifically, please disclose any changes to fees, investment objective, portfolio manager(s), and/or investment policies.

The requested disclosure has been made, by adding the following language (also as identified in response to question one above):

Importantly, approval of the proposal is not expected to impact shareholders as the fees, investment objectives, portfolio managers, and investment policies will not change as a result of the change of control.

3.In the FAQs in response to the question “Why am I being asked to approve the Proposal?” please explain who Casey Crawford is and his role in the sub-adviser after the close of the transaction.

The requested disclosure has been made, by adding the following language in response to the question “Why am I being asked to approve the Proposal?” (also as identified in response to question one above):

Mr. Crawford is the co-founder and Chief Executive Officer of Movement Mortgage. He is also the chairman of Movement Bank and founder and chairman of Movement Schools and Movement Foundation. Mr. Crawford is a former NFL player and Super Bowl champion, and he has been recognized globally for his transformative leadership capabilities.
4.In the FAQs in response to the question “How will the Transaction or the approval of the New Sub-Advisory Agreement affect me as a Fund shareholder?” please expand the disclosure to also disclose whether or not the sub-advisory fee will be changing. In the same response provide clear disclosure that the sub-advisory fee is paid from the adviser and not directly from either fund.

The requested disclosure has been made, by adding the following language in response to the question “How will the Transaction or the approval of the New Sub-Advisory Agreement affect me as a Fund shareholder?”:

Similarly, the fee paid to VA by the Adviser will remain the same as the fee paid by the Adviser to VIA under the Current Sub-Advisory Agreement.

5.In the FAQs in response to the question “What will happen if shareholders do not approve the New Sub-Advisory Agreement?” please provide additional details regarding possible alternatives that the Board may consider.

The requested disclosure has been made, by adding the following language in response to the question “What will happen if shareholders do not approve the New Sub-Advisory Agreement?”:

The Board will take such action as it deems necessary and in the best interests of each Fund and its respective shareholders, which may include solicitation of the approval of a different proposal.

6.In the FAQs in response to the question “May I revoke my proxy?” please provide additional details as to how they may revoke their proxy (e.g., email address or phone number).

The requested disclosure has been made, by replacing the current language in response to the question “May I revoke my proxy?” with the following:

A.You may revoke your proxy at any time before it is exercised by (1) submitting a duly executed proxy bearing a later date to the Funds’ Secretary at U.S. Bank Global Fund Services 615 East Michigan Street, Milwaukee, Wisconsin, 53202, (2) calling 866-839-1852 and expressing your desire to revoke your proxy, or (3) attending and voting in person at the Meeting. For additional information regarding revoking your proxy you may call 1-866-839-1852.

7.In the third paragraph of the “Background” section please provide additional disclosure of the services provided by VA (Vident Advisory), similar to the disclosure that is provided in this paragraph for VIA (Vident Investment Advisory).

The requested disclosure has been made, by adding the following language to the third paragraph of the Background section:

VA serves as an investment adviser or sub-adviser to ETFs.

8.In the section “Fund Performance” under the “Evaluation by the Board of Trustees,” the Staff noted that the Board took into account “assurances that there would be minimal change in the portfolio management personnel or process following the Transaction”. Will there be any change to portfolio management personnel or process following the Transaction? If so, please provide details of these changes.

Vident Advisory has confirmed that there will be no change to portfolio management personnel or investment process as a result of the Transaction.

9.In the section “Quorum Required” please disclose how broker non-votes will be treated.

The requested disclosure has been made, by adding the following language to the section “Voting Information”:

Broker non-votes (i.e., proxies from brokers or nominees indicating that they have not received instructions from the beneficial owners on an item for which the brokers or nominees do not have discretionary power to vote) will be considered to be invalidly delivered with respect to the shares to which the proxy relates. The broker non-votes will not be considered present at the meeting for quorum, voting, or any other purpose.

If you have any questions or require further information, please contact Ryan Charles at 602-877-7926 or via email at ryan@khc.law.

Sincerely,

/s/ Ryan Charles
Ryan Charles
Principal